Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 31, 2014	NR 14 - 2014

Avrupa reports on base metal and gold target upgrades at Slivovo JV, Kosovo

•

1,300 rock and soil samples collected

•

1,615 meters of trenching completed

•

39 samples return 2.9 g/t gold, with a top cut of 10 g/t gold

•

5 samples contained >10 g/t gold, ranging from 12.25 g/t to 389 g/t.

•

2,000 meters drill program to start in mid-September

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on the progress and status of exploration on the Slivovo Joint Venture in Kosovo.  The project is operated by Avrupa and funded by Byrnecut International Limited, as reported in a previous Avrupa news release of April 16, 2014.

Avrupa geologists continue to work around two primary targets on the property, including a gold/silver/lead/zinc-bearing gossan, and an epithermal gold-polymetallic target located about one kilometer away.  In addition, work in the field is in the process of adding several new zones of interest, all requiring further follow-up.  In total, since the project re-started in April, nearly 1,300 rock and soil samples have been collected, and 1,615 meters of trenches excavated for sampling and geological mapping purposes.  Returning results are guiding the target definition and assisting in the planning for a 2,000 meter drill program to start in mid-September.

Slivovo Geology

A
B
90°
76°
55°
30°
69°
80°
89°
64°
80°
70°
85°
Alluvium, gravel, sand
Oligocene-Miocene
Andesite dike
Gossan
Strong Fe-clay-local silicification
Cretaceous
Sandstone-marlstone-flysch unit
Sedimentary melange
Siltstone-sandstone unit
Limestone, siltstone, arenite
Limestone, calcsilicate
Conglomerate unit
Jurassic
Meta-carbonate, marble, calcsilicate
Fault
Ring fault
Thrust fault
0
0.5
1
Kilometers

Fig. 1 – Geological map of the Slivovo license, Kosovo

In the geological map, above,  the two main mineralized target zones lie in the upper center of the map and are stippled in yellow.  The oval-shaped gossan zone lies to the northeast, and the more linear epithermal target lies to the southwest.  Both zones have been subject to significant sampling since the beginning of the program, and represent the main outcropping targets.  Both zones are open for extensions.  Following is a schematic cross-section outlining the possible mineral potential.  The letters, “A” and “B” refer to the same points on the map, above.

Southwest
A
Slivovo Section A-B
(looking Northwest)
Northeast
B
Au-Ag-Pb-Zn epithermal alteration zone
outer ring fault
Au-Ag-Pb-Zn alteration zone around gossan
gossan
thrust fault
conformable contact
Au in ring fault/ altered dike
altered andesite dikes
Alluvium, gravel, sand
Oligocene-Miocene
Andesite dike
Gossan
Strong Fe-clay-local silicification
Cretaceous
Sandstone-marlstone-flysch unit
Sedimentary melange
Siltstone-sandstone unit
Limestone, siltstone, arenite
Limestone, calcsilicate
Conglomerate unit
Jurassic
Meta-carbonate, marble, calcsilicate
Fault
Ring fault
Thrust fault
0
0.25
0.5 km

Fig. 2 – Geological cross section across Pester epithermal and gossan prospects

Since identification of the two targets, soil and rock geochemistry have linked the two zones, spatially, and trenching is beginning to better define the gold-polymetallic epithermal anomaly.  Most rock results are still pending from the trench sampling, and geological mapping is underway.  Completion of both will assist in placement of drill collars for the upcoming program.

Grid rock chip sampling across the gossan target provided strongly anomalous results in gold, lead, and zinc.  The 200 meters x 100 meters x 50 meters, east-west trending gossan outcrop potentially represents the visible, oxidized portion of a metals-bearing massive sulfide body.  Interestingly, the strongest mineralization occurs in a northeast-trending zone that measures 125 meters x 35 meters (average) x 20 meters (average), cutting across the gossan.  Of greatest interest is the average gold value in this zone, of which the 39 samples collected there returned 2.9 g/t gold, with a top cut of 10 g/t gold.  Five of these samples contained >10 g/t gold, ranging from 12.25 g/t to 389 g/t.  Following is a diagram showing the map of gold values in the gossan zone.  Most samples are 20- to 50-cm square chip samples.

Peshter Gossan
Sulf-Ox Alteration Map
900
850
89
70
70
10 0 10 20
Meters
Scale: 1:500
LEGEND
Limit of surface outcrop
Prominent sedimentary fabric
Fault
Dip and strike of sedimentary fabric
Historical trenches
Road
Stream
Oxide alteration ()
<10
10 - 30
>30
Slivovo R samples -- Au in ppb
5,000 to 500,000
1,000 to 5,000
500 to 1,000
100 to 500
-10 to 100
5
15
1,660
182,500
774
1,095
1,170
2,400
1,585
244
2,970
1,910
1,900
12,250
1,295
96
612
1,905
999
5,720
5,500
611
1,995
439
863
969
119
1,985
7,710
240
259
14
1,225
214
11
255
318
88
2,370
32,600
389,000
381
321
1,515
311
314
87
3,400
93
18,350
80
947
72
182
187
178
17,150
154
1,670
1,825
46
9,830
1,785
1,755
778
267
493
389
253
137
278
71
17
2,220
5,570
887
480
108
132
116
582
215
166
53
248
45
189
60
33

Fig. 3 – Oxide-sulfide map with strong NE-trending gold zone across Pester gossan

Exploration will continue at Slivovo, with the main emphasis on completing the targeting work at Pester, but also on defining several new targets around the license.  The work around Pester will consist of trench mapping and completion of the sampling.  This work should define the outcropping portion of the epithermal zone, and allow for spotting of four to six drill holes.  The work around the Pester gossan is nearly complete, in anticipation of two to four drill holes.  Further afield, the Slivovo team has started to see potential in the Brus area, approximately two kilometers southeast of Pester.  Outcropping iron oxide alteration is present over a large area, and work there is in the earliest stages.  There appears to be mineral potential both northeast and to the west of the gossan zone, as shown by soil sampling.  Several “end-of-the-line” anomalies to the north of the epithermal zone at Pester suggest further potential in that direction.  A strong stream sediment sample anomaly in the Lazan stream may indicate the presence of potential mineralization, though this has not yet been followed-up.  Avrupa anticipates that the targeting and upgrading work will be far-enough completed to be able to begin drilling by mid-September. Following is a map showing the geographic location of targets and gold geochemical anomalism.  Both lead and zinc anomalies have similar patterns.

PESTER AREA TARGETS AND FOLLOW-UP
Soil, stream sediment, rock sampling -- Gold in ppb
EXTENSIONS
EXTENSIONS
GOSSAN TARGET
EPITHERMAL TARGET
LAZAN ANOMALY
BRUS ANOMALY
Slivovo S samples -- Au in ppb
250 to 10,000
100 to 250
50 to 100
10 to 50
-10 to 10
Slivovo SS samples -- Au in ppb
200 to 100,000
100 to 200
50 to 100
25 to 50
-100 to 25
Slivovo R samples -- Au in ppb
5,000 to 400,000
1,000 to 5,000
500 to 1,000
100 to 500
-10 to 100
Grid is 1 kilometer square

Fig. 4 – Map of the Pester area, showing main targets and anomalism to be followed-up, using gold geochem as an example.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “The work at Slivovo is progressing quickly.  The strength of the surface gold and base metal anomalism at our two first-order targets is impressive, and a great sign for our planned drill program.  This is a greenfields exploration discovery and a testament to the diligence of our program in Kosovo.  We are looking forward to the start-up of the drilling in September.”

Avrupa holds two other licenses in Kosovo that are available for joint venture, Kamenica and Glavej.  The Company is actively searching for potential partners for these projects.

Byrnecut International Limited is an Australian company engaged in mechanised underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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